Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) of Texas Capital Bancshares, Inc. for the registration of 1,500,000 shares of common stock pertaining to the 2005 Long-Term Incentive Plan of our reports dated March 8, 2005, with respect to the consolidated financial statements of Texas Capital Bancshares, Inc. and to the reference to our firm in Footnote 1 of the Selected Consolidated Financial Data table, included in its Annual Report on Form 10-K for the year ended December 31, 2004, Texas Capital Bancshares, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Texas Capital Bancshares, Inc., filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Dallas, Texas
May 31, 2005